FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of December, 2006
Commission File Number: 000-33143
CLAXSON INTERACTIVE GROUP INC.

(Translation of Registrant’s Name into English)
Avenida Melian 2752, C1430EYH, Buenos Aires, Argentina

(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

CLAXSON INTERACTIVE GROUP INC.
Form 6-K
TABLE OF CONTENTS

Item	Page
Item 1. Press Release Announcing Claxson Interactive Group Inc.’s Fiscal 2006 Third Quarter Financial Results	3

Signatures	12

Item 1. Press Release Announcing Claxson Interactive Group Inc.’s Fiscal 2006 Third Quarter Financial Results
FOR IMMEDIATE RELEASE
CLAXSON REPORTS 2006 THIRD QUARTER FINANCIAL RESULTS
Company reports increased revenue and net income for the most recent nine months
Buenos Aires, December 26, 2006 — Claxson Interactive Group Inc. (XSONF.PK; “Claxson” or the “Company”), today announced financial results for the three and nine-month periods ended September 30, 2006.
As previously announced, on December 14, 2006 the Company reached an agreement with Turner Broadcasting System, Inc for the sale of seven pay television networks for $235 million. The Company will continue to operate the Playboy TV Latin America joint venture, and Turner will assume sales representation and related support services for the PTVLA networks. The agreement is subject to anti-trust approvals and is expected to close before the end of the third quarter of 2007. In addition to the PTVLA joint venture, the Company’s pay TV division will continue to operate its Miami technical service operations and will continue to hold its interests in Digital Latin America and DMX Music Latin America.
On December 22, 2006 the Company signed an agreement with affiliates of the Spanish media group “Grupo Prisa” for the sale of the Company’s radio operations in Chile, consisting of eight radio networks, for $75 million minus the financial debt of Radio Chile at the time of the closing. The closing of the transaction is subject to regulatory anti-trust approvals in Chile, which is estimated to occur in a period not to exceed fifteen months.

Financial Highlights
Third Quarter 2006
Net revenue for the third quarter of 2006 was $20.7 million, a 1% decrease from net revenue of $20.8 million for the third quarter of 2005. Operating expense for the three months ended September 30, 2006 was $16.7 million, a 6% increase from the $15.8 million for the third quarter of 2005. Operating income was $4.0 million for the three-month period ended September 30, 2006 compared to $5.0 million for the three-month period ended September 30, 2005. Foreign currency exchange loss for the three-month periods ended September 30, 2005 and 2006 was $0.8 million. Net income from continuing operations for the three months ended September 30, 2006 was $2.8 million ($0.13 per common and diluted share), compared to $3.1 million ($0.15 per common and $0.14 per diluted share) for the same period in 2005. Net income for the three months ended September 30, 2006 was $2.4 million ($0.11 per common and diluted share), compared to $3.2 million ($0.15 per common and $0.14 per diluted share) for the same period in 2005.
During the third quarter of 2006, the average exchange rate of the Argentine and Chilean currencies compared to the U.S. dollar depreciated 6% and appreciated 3%, respectively, versus the same period in 2005.
First Nine Months of 2006
Net revenue for the nine-month period ended September 30, 2006 was $59.2 million, a 4% increase compared to $56.8 million for the same period in 2005. Operating expense for the nine-month period ended September 30, 2006 was $46.6 million, a 4% increase compared to $44.9 million in the same period of 2005. Operating income was $12.6 million for the nine-month period ended September 30, 2006 compared to $11.9 million for the same period in 2005. Foreign currency exchange loss for the nine-month period ended September 30, 2006 was $1.2 million, a $1.6 million difference compared with the $0.4 million foreign currency exchange gain for the same period of 2005. Net income from continuing operations for the nine-month period ended September 30, 2006 was $9.2 million ($0.44 per common and $0.42 per diluted share), versus $8.7 million ($0.43 per common and $0.40 per diluted share) for the same period in 2005. Net income for the nine-month period ended September 30, 2006 was $8.3 million ($0.40 per common and $0.38 per diluted share), versus $6.1 million ($0.30 per common and $0.28 per diluted share) for the same period in 2005.
During the nine-month period ended September 30, 2006, the average exchange rate of the Chilean currency compared to the U.S. dollar appreciated 8%, while the Argentine currency depreciated 6% versus the same period in 2005.

CLAXSON
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS — INFORMATION BY SEGMENT
(In Thousands of U.S. dollars)

		Operating			Consolidated
		expenses			Operating
	Net	(before depr.	Depreciation	Total	Income
	Revenues	and amort.)	& amortization	expenses	(loss)
For the Three Months Ended September 30,
2006
Pay TV	$15,187	$(11,183)	$(357)	$(11,540)	$3,647
Broadcast	5,237	(3,315)	(436)	(3,751)	1,486
Broadband & Internet	168	(459)	(64)	(523)	(355)
Corporate	73	(883)	—	(883)	(810)

Total	$20,665	$(15,840)	$(857)	$(16,697)	$3,968

2005
Pay TV	$14,863	$(10,037)	$(628)	$(10,665)	$4,198
Broadcast	5,858	(3,271)	(481)	(3,752)	2,106
Broadband & Internet	11	(307)	—	(307)	(296)
Corporate	73	(1,047)	—	(1,047)	(974)

Total	$20,805	$(14,662)	$(1,109)	$(15,771)	$5,034

		Operating			Consolidated
		expenses			Operating
	Net	(before depr.	Depreciation	Total	Income
	Revenues	and amort.)	& amortization	expenses	(loss)
For the Nine Months Ended September 30,
2006
Pay TV	$43,095	$(30,296)	$(1,246)	$(31,542)	$11,553
Broadcast	15,495	(9,522)	(1,316)	(10,838)	4,657
Broadband & Internet	394	(1,050)	(85)	(1,135)	(741)
Corporate	217	(3,087)	—	(3,087)	(2,870)

Total	$59,201	$(43,955)	$(2,647)	$(46,602)	$12,599

2005
Pay TV	$41,127	$(29,183)	$(1,632)	$(30,815)	$10,312
Broadcast	15,363	(9,005)	(1,378)	(10,383)	4,980
Broadband & Internet	71	(596)	—	(596)	(525)
Corporate	217	(3,103)	—	(3,103)	(2,886)

Total	$56,778	$(41,887)	$(3,010)	$(44,897)	$11,881
“We are very pleased with the overall results of the first nine months of 2006. In our Pay TV division we have been able to increase subscribers to offset the price reduction with one of our most important clients, and to increase advertising revenues to continue growing the business”, said Roberto Vivo, CEO and Chairman. “In addition, as we announced recently, we reached an agreement with Turner to sell the majority of our Pay TV division, and we will focus on growing our remaining assets together with them”.
PAY TV
Net revenue for the third quarter of 2006 was $15.2 million, a 2% increase from net revenue of $14.9 million for the third quarter of 2005. The increase in net revenue is principally attributable to an increase in advertising sales, partially offset by lower subscriber-based fees as a result of the new agreement with DirecTV. Net revenue for the nine-month period ended September 30, 2006 was $43.1 million compared to $41.1 million for the same period of 2005. The increase in net revenue is principally attributable to an increase in advertising sales and to a lesser extent to advertising and content and production services sold to third parties.

Operating expense (before depreciation and amortization) for the third quarter of 2006 was $11.2 million compared to $10.0 million for the same period in 2005. The increase is principally attributable to higher selling expenses as a result of higher costs of new sales and increased provision for uncollectible accounts receivable. Operating expense (before depreciation and amortization) for the nine-month period ended September 30, 2006 was $30.3 million compared to $29.2 million for the same period of 2005 primarily as a result of higher selling expenses.
Operating income for the third quarter of 2006 was $3.6 million compared to operating income of $4.2 million for the same period in 2005. Operating income for the nine-month period ended September 30, 2006 was $11.6 million compared to $10.3 million for the same period of 2005.
As of September 30, 2006, the Company’s owned basic and premium channels reached 60 million aggregate subscribers, a 20% growth compared to its subscriber base as of September 30, 2005. Infinito, FTV and HTV were the Company’s channels that reported the strongest growth compared to the same period in 2005.
BROADCAST RADIO
Net revenue for the third quarter of 2006 was $5.2 million, an 11% decrease from net revenue of $5.9 million for the third quarter of 2005. The decrease is primarily attributable to lower overall advertising spending in 2006 as 2005 was an election year. Net revenue for the nine-month period ended September 30, 2006 was $15.5 million compared to $15.4 million for the same period of 2005. The increase is primarily attributable to an 8% appreciation of the Chilean peso partially offset by lower revenue in local currency.
Operating expense (before depreciation and amortization) for the third quarter of 2006 was $3.3 million compared to $3.3 million for the same period in 2005. The decrease in local currency costs in the third quarter was offset by the appreciation of the Chilean Peso. Operating expense (before depreciation and amortization) for the nine-month period ended September 30, 2006 was $9.5 million compared to $9.0 million for the same period of 2005. The increase is primarily attributable to the appreciation of the Chilean peso, partially offset by lower costs in local currency.
Operating income for the third quarter of 2006 was $1.5 million, compared to $2.1 million for the same period in 2005. Operating income for the nine-month period ended September 30, 2006 was $4.7 million compared to $5.0 million for the same period of 2005.

IberoAmerican Radio Chile’s average audience share in the three and nine-month period ended September 30, 2006 was 36.7% and 38.1%, compared to 38.0% and 38.3%, respectively, for the same periods of 2005.
As a result of the expiration of the Company’s option to acquire the license to operate the Sarandi radios in Uruguay in September 2006 (the Company had been leasing concessions to operate the radios), the Company evaluated its prospects in this market and eventually decided to discontinue the operation as the advertising market had not rebounded after the 2002 crisis. On November 17, 2006 the Company sold its Sarandi operation to local management in exchange of the assumption of liabilities. Given that the decision to sell this operation was made before September 30, 2006, in accordance with applicable accounting principles, the operations of Sarandi were reflected as discontinued operations in the statement of operations of the Company until the time of their sale.
BROADBAND & INTERNET
Net revenue for the third quarter of 2006 was $168,000 compared to $11,000 for the third quarter of 2005. Net revenue for the nine-month period ended September 30, 2006 was $394,000 compared to $71,000. Net revenue increase is a result of the launch of services for new clients.
Operating expense (before depreciation and amortization) for the third quarter of 2006 was $0.5 million compared to $0.3 million for the same period in 2005. Operating expense (before depreciation and amortization) for the nine-month period ended September 30, 2006 was $1.1 million, compared to $0.6 million for the same period of 2005.
Operating loss for the third quarter of 2006 was $0.4 million compared to a $0.3 million loss for the same period in 2005. Operating loss for the nine-month period ended September 30, 2006 was $0.7 million compared to $0.5 million for the same period of 2005.
Liquidity
As of September 30, 2006, Claxson had cash and cash equivalents of $22.8 million and $60.1 million in principal and accrued but unpaid interest of financial debt. Future interest payments on the Company’s 8.75% Senior Notes due in 2010, totaling $9.4 million as of September 30, 2006, are recorded as debt.
For the nine-month period ended September 30, 2006, Claxson’s operating activities generated cash flows of $8.6 million compared to $11.5 million for the same period of 2005. The difference is primarily due to increased investment in working capital during 2006 as a result of the increase in accounts receivable and the decrease in accounts payable when compared to the same period of 2005. Cash generated from operating activities was used for the payment of debt obligations and for capital expenditures.

Upon the anticipated closing of the pay television and/or the radio transactions in 2007, the Company expects to use the proceeds of the sales, net of transaction expenses and related escrowed amounts, to repay debt, including the Company’s Senior Notes due 2010. Claxson intends to commence a process to analyze strategic alternatives with respect to its remaining assets, and may consider taking the Company private.
About Claxson
Claxson (XSONF.PK) is a multimedia company providing branded entertainment content targeted to Spanish and Portuguese speakers around the world. Claxson has a portfolio of popular entertainment brands that are distributed over multiple platforms through its assets in pay television, radio and the Internet. Headquartered in Buenos Aires, Argentina and Miami, Florida, Claxson has a presence in the United States and all key Ibero-American countries, including without limitation, Argentina, Mexico, Chile, Brazil, Spain and Portugal. Claxson’s principal shareholders are the Cisneros Group of Companies and funds affiliated with Hicks, Muse, Tate & Furst Inc.
This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Claxson’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For a detailed discussion of these factors and other cautionary statements, please refer to Claxson’s annual report on Form 20F filed with the U.S. Securities and Exchange Commission on September 27, 2006.
# # #
Contacts:

Press	Investors

Juan Iramain	Jose Antonio Ituarte
VP, Communications	Chief Financial Officer
Claxson	Claxson
011-5411-4339-3701	011-5411-4339-3700
— Financial Tables Attached —

CLAXSON
UNAUDITED BALANCE SHEETS
(In Thousands of U.S. dollars)

	As of	As of
	September 30,	December 31,
	2006	2005
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$22,446	$24,938
Accounts receivable, net	24,143	22,812
Other current assets	4,975	6,561

Total current assets	51,564	54,311
PROPERTY AND EQUIPMENT, net	9,777	10,448
PROGRAMMING RIGHTS, net	4,295	4,413
INVESTMENTS IN UNCONSOLIDATED AFFILIATES	3,880	2,381
GOODWILL	51,949	53,164
BROADCAST LICENSES, net	15,141	16,841
OTHER ASSETS	7,824	7,781

TOTAL ASSETS	$144,430	$149,339

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable, accrued and other liabilities	$24,570	$26,376
Current portion of programming rights obligations	3,741	4,687
Current portion of long-term debt	15,139	14,722

Total current liabilities	43,450	45,785
LONG-TERM LIABILITIES:
Long-term debt, net of current portion	54,387	67,057
Other long-term liabilities	2,627	3,103

Total long-term liabilities	57,014	70,160
MINORITY INTEREST	292	293
SHAREHOLDERS’ EQUITY	43,674	33,101

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$144,430	$149,339

CLAXSON
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands of U.S. dollars, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
NET REVENUES:
Subscriber-based fees	$11,692	$12,013	$33,913	$33,683
Advertising	7,630	7,702	21,306	19,838
Production services	398	387	1,459	1,038
Other	945	703	2,523	2,219

Total net revenues	20,665	20,805	59,201	56,778

OPERATING EXPENSES:
Product, content and technology	(7,531)	(7,488)	(20,980)	(20,846)
Marketing and sales	(4,367)	(3,633)	(11,920)	(10,111)
Corporate and administration	(3,942)	(3,541)	(11,055)	(10,930)
Depreciation and amortization	(857)	(1,109)	(2,647)	(3,010)

Total operating expenses	(16,697)	(15,771)	(46,602)	(44,897)

OPERATING INCOME	3,968	5,034	12,599	11,881
INTEREST EXPENSE	(309)	(360)	(1,324)	(1,078)
OTHER INCOME, NET	189	(216)	906	763
FOREIGN CURRENCY EXCHANGE (LOSS) GAIN	(785)	(752)	(1,180)	390
NET (LOSS) FROM UNCONSOLIDATED AFFILIATES	(83)	(463)	(437)	(2,060)

INCOME BEFORE INCOME TAXES , MINORITY INTEREST AND DISCONTINUED OPERATIONS	2,980	3,243	10,564	9,896
INCOME TAXES	(263)	(152)	(1,368)	(1,442)
MINORITY INTEREST	50	10	(5)	246

NET INCOME FROM CONTINUING OPERATIONS	2,767	3,101	9,191	8,700
DISCONTINUED OPERATIONS
(Loss) gain from operations of discontinued divisions — net	(357)	71	(895)	(2,646)

(LOSS) GAIN ON DISCONTINUED OPERATIONS	(357)	71	(895)	(2,646)

NET INCOME	$2,410	$3,172	$8,296	$6,054

NET INCOME PER COMMON SHARE:
Income from continuing operations
Basic	$0.13	$0.15	$0.44	$0.43

Diluted	$0.13	$0.14	$0.42	$0.40

(Loss) gain on discontinued operations
Basic and diluted	$(0.02)	$0.00	$(0.04)	$(0.13)

Diluted	$(0.02)	$0.00	$(0.04)	$(0.12)

NET INCOME PER SHARE:
Basic	$0.11	$0.15	$0.40	$0.30

Diluted	$0.11	$0.14	$0.38	$0.28

NUMBER OF SHARES USED IN PER SHARE CALCULATIONS:
Basic	21,325	20,468	20,769	20,395

Diluted	21,890	21,941	21,901	21,896

CLAXSON
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands of U.S. dollars)

	Nine Months Ended
	September 30,
	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$8,296	$6,054
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of programming rights	2,476	3,245
Share-based compensation	194	43
Depreciation and amortization	2,693	3,495
Accrued and (uncollected) unpaid interest	(266)	(145)
Exchange rate loss (gain)	1,188	112
Net loss (gain) on disposal of assets	102	(1,024)
Equity in (earnings) losses from unconsolidated affiliates and related transactions	437	2,060
Dividends from unconsolidated affiliates	308	478
Minority interest	5	(246)
Changes in operating assets and liabilties	(6,882)	(2,602)

Net cash provided by operating activities	8,551	11,470

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(1,581)	(1,784)
Investment in unconsolidated affiliates	(618)	(500)
Redemption of deposit for the sale of subsidiary	—	(506)
Proceeds from sale of investments in subsidiaries, equity securities and affiliates, net	(34)	10,938

Net cash (used in) provided by investing activities	(2,233)	8,148

CASH FLOWS FROM FINANCING ACTIVITIES:
Net repayments of short/long-term debt	(8,284)	(5,631)
Proceeds from excercised stock options	—	114

Net cash (used in) financing activities	(8,284)	(5,517)

EFFECT OF FOREIGN CURRENCY TRANSLATION ON CASH AND CASH EQUIVALENTS	(360)	1,044

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(2,326)	15,145
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	25,126	7,270

CASH AND CASH EQUIVALENTS, END OF PERIOD	$22,800	$22,415

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLAXSON INTERACTIVE GROUP INC.

(Registrant)

Date: December 26, 2006	By:	/s/ Roberto Vivo-Chaneton
		Name:	Roberto Vivo-Chaneton
		Title:	Chief Executive Officer